FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

ANNUAL INFORMATION UPDATE FOR GLAXOSMITHKLINE PLC
FOR THE 12 MONTHS UP TO 23 MARCH 2012

In accordance with the requirements of Prospectus Rules PR 5.2.1R please find below an Annual Information Update for GlaxoSmithKline plc (the Company). The information referred to in this update was up to date at the time the information was published, but some information may now be out of date.

To avoid an unnecessarily lengthy document the following are summaries of the information and documents published or made available to the public, by the Company throughout the twelve months ended 23 March 2012.

1.	Announcements made via RNS, a Regulatory Information Service.

The announcements listed below were published on the London Stock Exchange via RNS, a Regulatory Information Service and can be obtained from their website www.londonstockexchange.com  or the Company's website www.gsk.com.

22/03/2012	Director/PDMR Shareholding
19/03/2012	Director/PDMR Shareholding
16/03/2012	Transaction in Own Shares
15/03/2012	Transaction in Own Shares
15/03/2012	GSK update on divestment of non-core OTC brands
14/03/2012	Transaction in Own Shares
14/03/2012	GSK files its Annual Report 2011 on Form 20-F
13/03/2012	Transaction in Own Shares
13/03/2012	Director/PDMR Shareholding
12/03/2012	Transaction in Own Shares
12/03/2012	Annual Financial Report
12/03/2012	Director/PDMR Shareholding
12/03/2012	Director/PDMR Shareholding
09/03/2012	Transaction in Own Shares
09/03/2012	Director/PDMR Shareholding
09/03/2012	Director/PDMR Shareholding
09/03/2012	Director/PDMR Shareholding
09/03/2012	Director/PDMR Shareholding
08/03/2012	Transaction in Own Shares
07/03/2012	Replacement Director/PDMR Shareholding
07/03/2012	Transaction in Own Shares
06/03/2012	Transaction in Own Shares
05/03/2012	Transaction in Own Shares
05/03/2012	Director/PDMR Shareholding
05/03/2012	Replacement Announcement Transaction in Own Shares
02/03/2012	GSK and Daiichi Sankyo to form joint venture
01/03/2012	Transaction in Own Shares
01/03/2012	Total Voting Rights
29/02/2012	Transaction in Own Shares
28/02/2012	Transaction in Own Shares
27/02/2012	Transaction in Own Shares
24/02/2012	Transaction in Own Shares
23/02/2012	Director/PDMR Shareholding
23/02/2012	Transaction in Own Shares
22/02/2012	Transaction in Own Shares
21/02/2012	Transaction in Own Shares
21/02/2012	Director/PDMR Shareholding
21/02/2012	Director/PDMR Shareholding
21/02/2012	Director/PDMR Shareholding
21/02/2012	Director/PDMR Shareholding
21/02/2012	Director/PDMR Shareholding
21/02/2012	Director/PDMR Shareholding
21/02/2012	Director/PDMR Shareholding
21/02/2012	Director/PDMR Shareholding
20/02/2012	Director/PDMR Shareholding
20/02/2012	Director/PDMR Shareholding
20/02/2012	Transaction in Own Shares
17/02/2012	Transaction in Own Shares
17/02/2012	Director/PDMR Shareholding
16/02/2012	Transaction in Own Shares
16/02/2012	Dist. of cash amount on ords of GlaxoSmithKline
15/02/2012	Transaction in Own Shares
14/02/2012	Transaction in Own Shares
13/02/2012	Transaction in Own Shares
10/02/2012	Transaction in Own Shares
10/02/2012	Director/PDMR Shareholding
10/02/2012	Director/PDMR Shareholding
10/02/2012	Director/PDMR Shareholding
09/02/2012	Transaction in Own Shares
08/02/2012	Transaction in Own Shares
08/02/2012	Director/PDMR Shareholding
07/02/2012	Director/PDMR Shareholding
07/02/2012	Final Results
06/02/2012	Director/PDMR Shareholding
03/02/2012	Replacement Director/PDMR Shareholding
03/02/2012	Replacement Director/PDMR Shareholding
01/01/2012	Director/PDMR Shareholding
01/01/2012	Total Voting Rights
31/01/2012	Director/PDMR Shareholding
27/01/2012	GSK announces changes to its Board
23/01/2012	Director/PDMR Shareholding
20/01/2012	Additional Listing
19/01/2012	Director/PDMR Shareholding
17/01/2012	Director/PDMR Shareholding
16/01/2012	Director/PDMR Shareholding
13/01/2012	Director/PDMR Shareholding
13/01/2012	Director/PDMR Shareholding
12/01/2012	Director/PDMR Shareholding
12/01/2012	Director/PDMR Shareholding
12/01/2012	Director/PDMR Shareholding
10/01/2012	Director/PDMR Shareholding - Replacement
10/01/2012	Director/PDMR Shareholding
10/01/2012	Director/PDMR Shareholding
10/01/2012	Director/PDMR Shareholding
10/01/2012	Director/PDMR Shareholding
10/01/2012	Director/PDMR Shareholding
09/01/2012	Director/PDMR Shareholding
09/01/2012	Director/PDMR Shareholding
09/01/2012	Director/PDMR Shareholding
09/01/2012	Director/PDMR Shareholding
09/01/2012	Initial outcomes of Phase III studies for Relovair
06/01/2012	Director/PDMR Shareholding
06/01/2012	Director/PDMR Shareholding
06/01/2012	Director/PDMR Shareholding
03/01/2012	Total Voting Rights
03/01/2012	Director/PDMR Shareholding
22/12/2011	Director/PDMR Shareholding
22/12/2011	Director/PDMR Shareholding
21/12/2011	Director/PDMR Shareholding
21/12/2011	Director/PDMR Shareholding
20/12/2011	Director/PDMR Shareholding
20/12/2011	Update on divestment of non-core OTC brands
13/12/2011	Transaction in Own Shares
12/12/2011	Director/PDMR Shareholding
12/12/2011	Director/PDMR Shareholding
12/12/2011	Director/PDMR Shareholding
09/12/2011	Director/PDMR Shareholding
07/12/2011	Transaction in Own Shares
06/12/2011	Transaction in Own Shares
05/12/2011	Transaction in Own Shares
02/12/2011	Transaction in Own Shares
02/12/2011	Director/PDMR Shareholding
02/12/2011	Director/PDMR Shareholding
02/12/2011	Director/PDMR Shareholding
02/12/2011	Director/PDMR Shareholding
01/12/2011	Transaction in Own Shares
01/12/2011	Total Voting Rights
01/12/2011	Reporting on core basis from Q1 2012
30/11/2011	Transaction in Own Shares
29/11/2011	Transaction in Own Shares
28/11/2011	Transaction in Own Shares
28/11/2011	Director/PDMR Shareholding
25/11/2011	Transaction in Own Shares
24/11/2011	Transaction in Own Shares
23/11/2011	Transaction in Own Shares
22/11/2011	Transaction in Own Shares
21/11/2011	Transaction in Own Shares
18/11/2011	Notifiable Share Interest in OctoPlus N.V.
18/11/2011	Transaction in Own Shares
17/11/2011	Transaction in Own Shares
16/11/2011	Transaction in Own Shares
15/11/2011	Transaction in Own Shares
14/11/2011	Director/PDMR Shareholding
10/11/2011	Transaction in Own Shares
10/11/2011	Director/PDMR Shareholding
10/11/2011	Director/PDMR Shareholding
10/11/2011	Director/PDMR Shareholding
10/11/2011	Director/PDMR Shareholding
09/11/2011	Transaction in Own Shares
08/11/2011	Blocklisting Interim Review
08/11/2011	Transaction in Own Shares
07/11/2011	Transaction in Own Shares
07/11/2011	Director/PDMR Shareholding
04/11/2011	Director/PDMR Shareholding
04/11/2011	Director/PDMR Shareholding
04/11/2011	Transaction in Own Shares
04/11/2011	Director/PDMR Shareholding
03/11/2011	Notifiable Share Interest in Theravance, Inc.
03/11/2011	Transaction in Own Shares
03/11/2011	GSK reaches settlement with US Government
02/11/2011	Transaction in Own Shares
01/11/2011	Transaction in Own Shares
01/11/2011	Total Voting Rights
31/10/2011	Director/PDMR Shareholding
31/10/2011	Transaction in Own Shares
31/10/2011	Director/PDMR Shareholding
28/10/2011	Transaction in Own Shares
27/10/2011	Transaction in Own Shares
26/10/2011	Transaction in Own Shares
26/10/2011	3rd Quarter Results
25/10/2011	Transaction in Own Shares
24/10/2011	Transaction in Own Shares
21/10/2011	Transaction in Own Shares
20/10/2011	Transaction in Own Shares
19/10/2011	Transaction in Own Shares
18/10/2011	Transaction in Own Shares
17/10/2011	Transaction in Own Shares
17/10/2011	Director/PDMR Shareholding
14/10/2011	Transaction in Own Shares
14/10/2011	Director/PDMR Shareholding
13/10/2011	Transaction in Own Shares
13/10/2011	Director/PDMR Shareholding
12/10/2011	Director/PDMR Shareholding
12/10/2011	Director/PDMR Shareholding
12/10/2011	Director/PDMR Shareholding
12/10/2011	Director/PDMR Shareholding
12/10/2011	Director/PDMR Shareholding
12/10/2011	Director/PDMR Shareholding
12/10/2011	Transaction in Own Shares
11/10/2011	Transaction in Own Shares
11/10/2011	Director/PDMR Shareholding
11/10/2011	Director/PDMR Shareholding
11/10/2011	Director/PDMR Shareholding
11/10/2011	Director/PDMR Shareholding
11/10/2011	Director/PDMR Shareholding
10/10/2011	Transaction in Own Shares
10/10/2011	Additional Listing
07/10/2011	Director/PDMR Shareholding
07/10/2011	Director/PDMR Shareholding
07/10/2011	Director/PDMR Shareholding
07/10/2011	Director/PDMR Shareholding
07/10/2011	Transaction in Own Shares
07/10/2011	Director/PDMR Shareholding
06/10/2011	Transaction in Own Shares
06/10/2011	Transaction in Own Shares
04/10/2011	Transaction in Own Shares
03/10/2011	Director/PDMR Shareholding
03/10/2011	Transaction in Own Shares
03/10/2011	Director/PDMR Shareholding
03/10/2011	Total Voting Rights
30/09/2011	Share Buy-Back Programme during close period
26/09/2011	Transaction in Own Shares
23/09/2011	Transaction in Own Shares
22/09/2011	Transaction in Own Shares
22/09/2011	Director/PDMR Shareholding
19/09/2011	Transaction in Own Shares
19/09/2011	Director/PDMR Shareholding
16/09/2011	Transaction in Own Shares
15/09/2011	Transaction in Own Shares
14/09/2011	Transaction in Own Shares
13/09/2011	Transaction in Own Shares
12/09/2011	Transaction in Own Shares
12/09/2011	Director/PDMR Shareholding
09/09/2011	Transaction in Own Shares
09/09/2011	Director/PDMR Shareholding
06/09/2011	Transaction in Own Shares
06/09/2011	Director/PDMR Shareholding
05/09/2011	Transaction in Own Shares
02/09/2011	Transaction in Own Shares
01/09/2011	Transaction in Own Shares
01/09/2011	Total Voting Rights
31/08/2011	Transaction in Own Shares
30/08/2011	Transaction in Own Shares
26/08/2011	Transaction in Own Shares
26/08/2011	Director/PDMR Shareholding
25/08/2011	Transaction in Own Shares
24/08/2011	Transaction in Own Shares
23/08/2011	Transaction in Own Shares
22/08/2011	Transaction in Own Shares
22/08/2011	Director/PDMR Shareholding
22/08/2011	GSK takes minority stake in Autifony Therapeutics
19/08/2011	Transaction in Own Shares
18/08/2011	Transaction in Own Shares
17/08/2011	Transaction in Own Shares
16/08/2011	Transaction in Own Shares
15/08/2011	Transaction in Own Shares
12/08/2011	Transaction in Own Shares
11/08/2011	Transaction in Own Shares
10/08/2011	Transaction in Own Shares
10/08/2011	Director/PDMR Shareholding
09/08/2011	Transaction in Own Shares
08/08/2011	Transaction in Own Shares
08/08/2011	Director/PDMR Shareholding
05/08/2011	Transaction in Own Shares
05/08/2011	Director/PDMR Shareholding
05/08/2011	Director/PDMR Shareholding
04/08/2011	Transaction in Own Shares
03/08/2011	Notifiable share interest in Theravance, Inc.
03/08/2011	Transaction in Own Shares
03/08/2011	Publication of Prospectus
03/08/2011	Publication of Registration Document
02/08/2011	Half Yearly Report
02/08/2011	Transaction in Own Shares
01/08/2011	Transaction in Own Shares
01/08/2011	Total Voting Rights
29/07/2011	Transaction in Own Shares
29/07/2011	Director/PDMR Shareholding
28/07/2011	Transaction in Own Shares
27/07/2011	Transaction in Own Shares
26/07/2011	Transaction in Own Shares
26/07/2011	Half Yearly Report
25/07/2011	Transaction in Own Shares
25/07/2011	Director/PDMR Shareholding
22/07/2011	Transaction in Own Shares
21/07/2011	Transaction in Own Shares
20/07/2011	Director/PDMR Shareholding Replacement
20/07/2011	Transaction in Own Shares
19/07/2011	Transaction in Own Shares
18/07/2011	Transaction in Own Shares
15/07/2011	Transaction in Own Shares
14/07/2011	Transaction in Own Shares
14/07/2011	Director/PDMR Shareholding
13/07/2011	Transaction in Own Shares
13/07/2011	Director/PDMR Shareholding
13/07/2011	Director/PDMR Shareholding
12/07/2011	Director/PDMR Shareholding
12/07/2011	Transaction in Own Shares
12/07/2011	Director/PDMR Shareholding
12/07/2011	Director/PDMR Shareholding
12/07/2011	Director/PDMR Shareholding
11/07/2011	Director/PDMR Shareholding
11/07/2011	Director/PDMR Shareholding
11/07/2011	Director/PDMR Shareholding
11/07/2011	Transaction in Own Shares
11/07/2011	Director/PDMR Shareholding
08/07/2011	Transaction in Own Shares
07/07/2011	Transaction in Own Shares
07/07/2011	Director/PDMR Shareholding
06/07/2011	Transaction in Own Shares
05/07/2011	Transaction in Own Shares
04/07/2011	Transaction in Own Shares
01/07/2011	Director/PDMR Shareholding
01/07/2011	Transaction in Own Shares
01/07/2011	Total Voting Rights
30/06/2011	Transaction in Own Shares
30/06/2011	Share Buy-back Programme during close period
29/06/2011	Transaction in Own Shares
28/06/2011	Transaction in Own Shares
27/06/2011	Transaction in Own Shares
27/06/2011	Director/PDMR Shareholding
24/06/2011	Transaction in Own Shares
23/06/2011	Transaction in Own Shares
22/06/2011	Transaction in Own Shares
21/06/2011	Transaction in Own Shares
20/06/2011	Transaction in Own Shares
17/06/2011	Transaction in Own Shares
16/06/2011	Transaction in Own Shares
15/06/2011	Transaction in Own Shares
14/06/2011	Transaction in Own Shares
14/06/2011	GSK to purchase Shenzhen Neptunus stake
13/06/2011	Transaction in Own Shares
13/06/2011	Director/PDMR Shareholding
10/06/2011	Transaction in Own Shares
10/06/2011	Director/PDMR Shareholding
09/06/2011	Transaction in Own Shares
08/06/2011	Transaction in Own Shares
07/06/2011	Transaction in Own Shares
06/06/2011	Transaction in Own Shares
03/06/2011	Transaction in Own Shares
02/06/2011	Transaction in Own Shares
01/06/2011	Transaction in Own Shares
01/06/2011	Total Voting Rights
31/05/2011	Transaction in Own Shares
31/05/2011	Director/PDMR Shareholding
27/05/2011	Transaction in Own Shares
26/05/2011	Transaction in Own Shares
25/05/2011	Transaction in Own Shares
24/05/2011	Transaction in Own Shares
23/05/2011	Transaction in Own Shares
20/05/2011	Transaction in Own Shares
19/05/2011	Transaction in Own Shares
19/05/2011	Director/PDMR Shareholding
18/05/2011	Transaction in Own Shares
17/05/2011	Director/PDMR Shareholding
17/05/2011	Transaction in Own Shares
16/05/2011	Transaction in Own Shares
16/05/2011	Director/PDMR Shareholding
13/05/2011	Transaction in Own Shares
13/05/2011	Transaction in Own Shares
13/05/2011	Transaction in Own Shares
13/05/2011	Transaction in Own Shares
12/05/2011	Transaction in Own Shares
12/05/2011	Director/PDMR Shareholding
12/05/2011	Doc re. (AGM Statement)
11/05/2011	Transaction in Own Shares
11/05/2011	Blocklisting Interim Review
10/05/2011	Transaction in Own Shares
09/05/2011	Transaction in Own Shares
06/05/2011	Transaction in Own Shares
06/05/2011	Director/PDMR Shareholding
06/05/2011	Director/PDMR Shareholding
06/05/2011	Director/PDMR Shareholding
05/05/2011	Result of AGM
04/05/2011	Transaction in Own Shares
04/05/2011	Notifiable share interest in Theravance, Inc.
03/05/2011	Transaction in Own Shares
03/05/2011	Total Voting Rights
03/05/2011	Director/PDMR Shareholding
27/04/2011	1st Quarter Results
26/04/2011	Director/PDMR Shareholding
26/04/2011	Transaction in Own Shares
19/04/2011	Director/PDMR Shareholding
19/04/2011	Transaction in Own Shares
18/04/2011	Transaction in Own Shares
15/04/2011	Transaction in Own Shares
14/04/2011	Director/PDMR Shareholding
14/04/2011	Transaction in Own Shares
13/04/2011	Transaction in Own Shares
13/04/2011	Director/PDMR Shareholding
12/04/2011	Director/PDMR Shareholding
12/04/2011	Director/PDMR Shareholding
12/04/2011	Director/PDMR Shareholding
12/04/2011	Transaction in Own Shares
11/04/2011	Director/PDMR Shareholding
11/04/2011	Director/PDMR Shareholding
11/04/2011	Director/PDMR Shareholding
11/04/2011	Director/PDMR Shareholding
11/04/2011	Transaction in Own Shares
08/04/2011	Transaction in Own Shares
07/04/2011	Transaction in Own Shares
06/04/2011	Transaction in Own Shares
05/04/2011	Transaction in Own Shares
04/04/2011	Director/PDMR Shareholding
04/04/2011	Director/PDMR Shareholding
04/04/2011	Transaction in Own Shares
01/04/2011	Transaction in Own Shares
01/04/2011	Total Voting Rights
31/03/2011	Transaction in Own Shares
31/03/2011	Director/PDMR Shareholding
31/03/2011	Share Buy-Back Programme during close period
30/03/2011	Transaction in Own Shares
30/03/2011	Pronova reaches agreement with Apotex re Lovaza
29/03/2011	Transaction in Own Shares
29/03/2011	Director/PDMR Shareholding
25/03/2011	Transaction in Own Shares
25/03/2011	Director/PDMR Shareholding
25/03/2011	Annual Information Update

2.	Documents filed at Companies House

All documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated, and can be obtained from Companies House via their website www.companieshouse.gov.uk

Date	Document Type	Description of Document Filed
14/03/2012	SH03	Return of Purchase of Own Shares
27/02/2012	SH01	Statement of Capital
15/02/2012	SH01	Statement of Capital
02/02/2012	CH01	Director's Change of Particulars
02/02/2012	SH01	Statement of Capital
25/01/2012	SH03	Return of Purchase of Own Shares
18/01/2012	SH01	Statement of Capital
12/01/2012	CH01	Director's Change of Particulars
12/01/2012	CH01	Director's Change of Particulars
12/01/2012	CH01	Director's Change of Particulars
05/01/2012	SH01	Statement of Capital
28/12/2011	SH05	Notice of Cancellation of Treasury shares
19/12/2011	SH01	Statement of Capital
13/12/2011	AD02	Notification of Single Alternative Inspection Location
05/12/2011	SH01	Statement of Capital
01/12/2011	SH03	Return of Purchase of Own Shares
16/11/2011	AR01	Annual Return
16/11/2011	SH01	Statement of Capital
08/11/2011	SH03	Return of Purchase of Own Shares
31/10/2011	SH03	Return of Purchase of Own Shares
19/10/2011	SH01	Statement of Capital
17/10/2011	SH03	Return of Purchase of Own Shares
13/10/2011	SH01	Statement of Capital
30/09/2011	SH03	Return of Purchase of Own Shares
28/09/2011	AA	Interim Accounts
19/09/2011	SH01	Statement of Capital
16/09/2011	SH03	Return of Purchase of Own Shares
01/09/2011	SH01	Statement of Capital
23/08/2011	SH03	Return of Purchase of Own Shares
18/08/2011	SH01	Statement of Capital
10/08/2011	SH03	Return of Purchase of Own Shares
29/07/2011	SH01	Statement of Capital
22/07/2011	SH03	Return of Purchase of Own Shares
15/07/2011	SH01	Statement of Capital
12/07/2011	SH03	Return of Purchase of Own Shares
07/07/2011	SH05	Notice of Cancellation of Treasury shares
23/06/2011	SH03	Return of Purchase of Own Shares
22/06/2011	SH01	Statement of Capital
17/06/2011	SH03	Return of Purchase of Own Shares
14/06/2011	SH01	Statement of Capital
02/06/2011	SH01	Statement of Capital
01/06/2011	SH03	Return of Purchase of Own Shares
20/05/2011	SH01	Statement of Capital
18/05/2011	SH03	Return of Purchase of Own Shares
12/05/2011	SH03	Return of Purchase of Own Shares
11/05/2011	RES08	Authority to Purchase Shares Out of Capital
11/05/2011	RES13 RES11 RES10	Special Resolution to Elect Directors Disapplication of Pre-emption Rights Authorised Allotment of Shares and Debentures
09/05/2011	SH01	Statement of Capital
19/04/2011	SH01	Statement of Capital
15/04/2011	SH03	Return of Purchase of Own Shares
13/04/2011	AP01	Appointment of Director
12/04/2011	AP01	Appointment of Director
11/04/2011	TM01	Termination of Director's Appointment
11/04/2011	CH01	Director's Change of Particulars
08/04/2011	AA	Accounts

3.	Documents filed with the Securities and Exchange Commission (SEC)

The Company submitted filings to the SEC in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets  by virtue of having American Depositary Shares admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC's website at www.sec.gov.

4.	Documents sent to shareholders

The following documents were published and sent to shareholders. They are available on the Company's website.

Date of Publication	Document
26/03/2012	Annual Report 2011
26/03/2012 26/03/2012	Summary 2011 Notice of Annual General Meeting

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Company Secretary at the Company's registered office:

Victoria Whyte
Company Secretary
GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel: 020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 23, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc